For Immediate Release

Nordion and Dr. Reddy’s Laboratories Settle Claims

OTTAWA, CANADA – March 21, 2013 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health science market, has settled  claims filed against Nordion by Dr. Reddy’s Laboratories Ltd. and certain affiliated companies (“Dr. Reddy’s”). Details of the settlement are confidential.

During fiscal 2009, Nordion was served with a Complaint from Dr. Reddy’s related to repeat study and mitigation costs of $10 million and lost profits of $70 million. This legal action, commenced by Dr. Reddy’s in New Jersey, related to certain bioequivalence studies carried out by the former MDS Pharma Services business unit from January 1, 2000 to December 31, 2004.

The settlement is expected to result in a loss of US$1.4 million for the Company after taking into account financial reserves maintained by the Company in relation to the claim. The settlement, most of which is covered by insurance, will result in a net cash outflow of US$17 million that includes insurance proceeds received to date.  Nordion intends to report these items in its quarterly reporting for its second fiscal quarter of 2013.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of targeted therapies, sterilization technologies, and medical isotopes that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has approximately 500 highly skilled employees worldwide. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc.

Forward-Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2012 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

CONTACTS:

MEDIA:
Tamra Benjamin
(613) 592-3400 x. 1022
tamra.benjamin@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion